[UNITED PANAM FINANCIAL CORP. LETTERHEAD]

June 28, 2004

VIA FEDERAL EXPRESS AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	United PanAm Financial Corp.

Form S-3 (File No. 333-110478)

Form RW – Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, United PanAm Financial Corp., a California corporation (the “Company”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, File No. 33-110478, together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on November 13, 2003.

The Registration Statement was filed pursuant to a registration rights agreement between a selling shareholder and the Company. The Company is requesting to withdraw the Registration Statement because it is in the process of shifting the funding source of its businesses and has implemented a plan to exit the federal thrift charter of its wholly-owned subsidiary, Pan American Bank FSB. The Registrant has determined that an equity offering conducted at the time it is implementing the plan to exit the federal thrift charter would not be in the best interests of the Registrant or its shareholders. The Registrant is requesting the withdrawal in accordance with the terms of the registration rights agreement and the consent of the selling shareholder. The registration rights agreement remains in full force and effect and the selling shareholder may exercise demand or piggyback registration rights in the future.

There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued as soon as reasonably possible.

Please send to the undersigned a facsimile copy of the Order consenting to the withdrawal of the Registration Statement at (949) 224-1912 and to the attention of our legal counsel, John Grosvenor at (714) 371-2595.

If you have any questions or require further information with regard hereto, please contact John Grosvenor of Manatt, Phelps & Phillips, LLP at (714) 371-2500.

Very truly yours,

/s/ Ray C. Thousand
Ray C. Thousand
President and Chief Operating Officer